UBS SERIES FUNDS

787 Seventh Avenue

New York, New York 10019

January 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Delaying Amendment for UBS Series Funds (the “Trust”) Registration Statement on Form N-14 (File No. 333-276127)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of UBS Select Prime Series II Institutional Fund and UBS Select Prime Series II Preferred Fund into UBS Select Prime Institutional Fund and UBS Select Prime Preferred Fund, respectively.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 18, 2023 (Accession Number 0001193125-23-297732), pursuant to Rule 488 under the Securities Act. The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Trust, in the City of Chicago and State of Illinois on the 12th day of January, 2024.

No fee is required in connection with this filing. Please contact me at (312) 525-7240 with any questions or comments.

Sincerely,

/s/ Keith A. Weller
Keith A. Weller
Vice President and Secretary